Focus Ventures Provides Update on Bayovar 12 Phosphate Project

September 21, 2015; Vancouver, BC:  Focus Ventures Ltd. is pleased to provide an update on activities at its 70% owned Bayovar 12 phosphate project located in the Sechura District of Northern Peru, 80km south of the city of Piura and 40km from a maritime port of Bayovar.

Pre-Feasibility Study

The pre-feasibility (PFS) study lead by M3 Engineering and Golder Associates is approximately 50% complete.  The PFS considers a minimum annual production of 300,000 tonnes of Reactive Phosphate Rock (RPR) for sale as direct application fertilizer for the Latin American markets.  The target date for the completion of the study is December 2015.

Drilling and engineering testwork for pit slope and waste dump stability were completed in April, and geotechnical drilling for the tailings storage facility is currently underway.  Pit design is ongoing and will incorporate opportunities to backfill as mining progresses and to minimize haulage distances.

Process engineering is 80% complete and plant design is 60% complete.  Two cases are being considered for the early years of production:

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a base-case producing a 24–26% P2O5 RPR product by a four stage process of drum scrubbing, screening, primary and secondary desliming;

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an alternative scenario producing a 28% P2O5 concentrate by incorporation of attrition cells and a hydro-sizer into the design.

The PFS will also consider throughput expansion options including the production of both RPR and phosphate rock for acidulation and phosphoric acid production.

The mine plan will be based on the updated resource estimate received from Golders Associates (see press release August 19, 2015).  The mine planning will incorporate the phosphate yield and recovery data derived from beneficiation studies of 13 individual phosphorite beds to estimate capital and operating production costs.

Marketing Studies

Focus is investigating local markets in Latin America for the sale of RPR product from the Bayovar 12 concession.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups.

Extensive testwork has been completed on the effectiveness of Sechura RPR as a direct application fertilizer on different crops and soil types.  Both the International Fertilizer Development Center (IFDC) in the US and the New Zealand Ministry of Agriculture and Fisheries have carried out research into its use on a variety of soil types and crop species.  One of the key findings from the New Zealand work was that the ongoing use of RPR produces a reservoir of residual phosphorus in the soil, due to the build-up of reserves of slow dissolving RPR over the first few years, after which the release-rate of phosphorus comes into equilibrium with the application rate.  This ‘residual effect’ provides a major income benefit to farmers during periods when lower farm incomes restrict fertilizer inputs.  Sales of RPR in New Zealand reached 150,000 tonnes per year in 2005, some of which was Sechura rock phosphate from Peru.  In 2015, exports of unground 22-24% P2O5 RPR from the Sechura district to Latin America and New Zealand have yielded prices from US$124 to $163/t FOB.  Focus is actively investigating exporting its potential product to New Zealand in addition to South and North American markets.

Management also believe that there is considerable scope to capture higher prices for its potential RPR organic product through blending with other fertilizer inputs (sulphur, gypsum, urea, DAP etc.) to produce a multi-nutrient product, which under soil conditions that are widespread in South America can perform as effectively as SSP and liquid fertilizers in providing soluble phosphate for crops.  To that end, preliminary discussions have been held with potential Peruvian consumers to begin crop tests of Sechura RPR blends initially on oil palms.  The specific blends will be formulated in discussion with the consumers regarding crop and soil types, and with input from Focus’s soil science advisor, Dr. Bert Quin.

Qualified Person

The scientific and technical information in this release were prepared under the supervision of David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Focus

Focus is developing the the Bayovar 12 phosphate deposit located in the Sechura district of northern Peru.  The Company recently announced an updated National Instrument 43-101 compliant mineral resource estimate for the Bayovar 12 deposit (see press release August 19, 2015).  The calculation was prepared by Golder Associates supervised by Jerry DeWolfe, MSc, PGeo, an independent Qualified Person as defined under NI 43-101:

Category	Wet Tonnes (millions)	Dry Tonnes (millions)	Grade (% P2O5)
Measured	23.37	17.68	13.16
Indicated	277.12	209.51	13.04
Inferred	135.00	102.17	13.11

Note:  In situ resource, no minimum thickness applied; wet density: 1.58 grams per cubic centimetre, dry density: 1.2 grams per cubic centimetre; dry tonnes are a component of wet tonnes that contain negligible humidity

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 97.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended exploration and development of, and studies on, the Bayovar 12 project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore and develop the Bayovar 12 project and complete studies thereon as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals and planned exploration and development activities at, and studies on, the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.